Exhibit 1

RECENT DEVELOPMENTS

The information included in this Exhibit 1 supplements the information about Brazil contained in Brazil’s Annual Report for 2016 on Form 18-K filed with the SEC on September 29, 2017, as amended (the “2016 Annual Report”). To the extent the information in this Exhibit 1 is inconsistent with the information contained in the 2016 Annual Report, the information in this Exhibit 1 replaces such information. Initially capitalized terms not defined in this Exhibit 1 have the meanings ascribed to them in the 2016 Annual Report.

THE FEDERATIVE REPUBLIC OF BRAZIL

Recent Political Developments

Brazilian general elections are scheduled to be held in October 2018. The President, the National Congress, State Governors and State Legislatures will be elected.

On July 12, 2017, former President Luiz Inácio Lula da Silva was found guilty of corruption in connection with the “Lava Jato” investigation and sentenced to imprisonment pending resolution of his appeal. Former President Lula is in the process of appealing this decision and a trial on appeal is scheduled for January 24, 2017. A final conviction from the Federal Court of Appeals of the 4th Region would preclude former President Lula from being a candidate President in the October 2018 election.

Employment

As of November 30, 2017, formal employment increased by 0.8%, as compared to December 2016, with the creation of 299.6 thousand jobs.

The unemployment rate declined from 13.0% in the second quarter of 2017 to 12.4% in the third quarter of 2017 as the economy started showing signs of a slow recovery.

Wages

The minimum monthly wage for 2018 was set at R$954, representing an increase of 1.8% compared to the 2017 minimum monthly wage of R$937.

THE BRAZILIAN ECONOMY

Gross Domestic Product

In the third quarter of 2017, Brazil’s GDP increased by 0.1% compared to the second quarter of 2017. This positive result was influenced by the increase in household consumption (1.2%) and by the increase in Gross Fixed Capital Formation (“GFCF”) (1.6%). It was the first growth in GFCF after 15 consecutive quarters of negative or stable results. This increase in investments can be attributed to a decrease in corporate indebtedness and increase in confidence in the economy. When compared to the third quarter of 2016, the GDP increased by 1.4%. In this base of comparison, the highlight was the Agriculture sector which grew by 9.1%.

Prices

The IPCA index in December 2017 was 0.44%, staying above the 0.28% rate registered in November 2017. The accumulated IPCA for 2017 was 2.95%, well below the accumulated IPCA of 6.29% registered in 2016. The main driver of the decrease in 2017 was the Food and Beverages sector.

In December 2017, the COPOM reduced the Selic interest rate by 50 bps, from 7.50% to 7.00% p.a. COPOM forecasts IPCA inflation of 4.2% in 2018 and 4.2% in 2019 (compared with the 4.3% forecasted for 2018 and the 4.2% forecasted for 2019 at the previous COPOM meeting). This forecast assumes an interest rate target of 7.00% at the end of 2018 and 8.00% at the end of 2019. COPOM considers that the inflation target set by the CMN at 4.5% for 2018 and 2019 is compatible with the monetary easing process.

FINANCIAL SYSTEM

Financial Institutions

BNDES

In December 2017, the CMN decreased the long term interest rate used for loans granted by BNDES (Taxa de Juros de Longo Prazo or “TJLP”) from 7.0% to 6.75% per annum for the first quarter of 2018.

Starting in January 1, 2018, the TJLP was replaced by the TLP (applicable for new BNDES loans). On January 1, 2018, the first TLP was equal to the TJLP in force (6.75% per annum). Thereafter, the TLP will be defined as the sum of the IPCA rate plus a percentage of the five-year real interest rate of Brazil’s Treasury Bonds (Notas do Tesouro Nacional – Serie B, price-indexed bonds, or “NTB-B”). This percentage will be increased gradually until 2023, when the TLP will be defined as the sum of IPCA rate plus 100% of the real interest rate of the NTN-B.

Loan Loss Reserves

As of November 2017, the rate of financial system credit operations in arrears for over 90 days was of 3.6%, 0.1 percentage points below the October 2017 rate. The level of credit operations in arrears also decreased by 0.1 percentage points both with respect to credits granted to families (3.8%) and to the corporate credits segment (3.3%).

Foreign Exchange Rate

The Brazilian Real-U.S. Dollar exchange rate, as published by the Central Bank, was R$3.2324 to US$1.00 (sell side) on January 17, 2018.

BALANCE OF PAYMENTS

Balance of Payments

As of November 30, 2017, in the preceding twelve months, the current account registered a deficit of US$11.3 billion (0.6% of GDP); the capital account registered a surplus of approximately U.S.$357.7 million and foreign direct investment was U.S.$80.3 billion (4.0% of GDP).

PUBLIC FINANCE

2018 Budget

The 2018 budget was approved on January 2, 2018. The 2018 budget assumes total revenue of R$3.6 trillion for 2018. Total revenue is composed of fiscal revenues amounting to R$1.6 trillion, social security revenues amounting to R$723.6 billion and Federal Public Debt refinancing amounting to R$1.2 billion.

Table No. 1

Principal 2018 Budget Assumptions

As of November 30, 2017

Gross Domestic Product
Nominal GDP (in billions of Reais)	7,130.4
Real GDP Growth (or Decline)	2.0%
Inflation
Domestic Inflation (IPCA)	4.2%

Source: SEPLAN/Federal Budget Secretariat (Secretaria de Orçamento Federal or “SOF”)

Fiscal Balance

For the month of November 2017, the consolidated public sector registered a primary deficit of R$909.2 million compared to a deficit of R$39.1 billion during the same period in 2016. For the 12-month period ended November 30, 2017, the accumulated balance was a deficit of R$149.0 billion (2.3% of GDP).

For the month of November 2017, the Brazilian social security system presented a deficit of R$17.5 billion, which is 10% lower (in real terms) than the social security system deficit registered during the same period in 2016. For the 12-month period ended November 30, 2017, the deficit in Brazil’s social security system totaled R$181.6 billion (in real terms). At current market prices, the deficit accumulated in the preceding 12-month period ended on November 30, 2017 reached R$179.6 billion.

PUBLIC DEBT

Public Debt Indicators

Public Sector Net Debt

As of November 30, 2017, Public Sector Net Debt was R$ 3,333.5 billion (51.1% of GDP) compared to R$2,744.1 billion (43.8% of GDP) as of November 30, 2016.

General Government Gross Debt

As of November 30, 2017, General Government Gross Debt was R$ R$4,852.6 billion (74.4% of GDP) compared to R$4,418.4 billion (70.5% of GDP) as of November 30, 2016.

Federal Public Debt

The following table presents Brazil’s Federal Public Debt profile as of November 30, 2017:

Federal Public Debt Profile

	Nov-17		Oct-17		Nov-16
		%		%		%
Federal Public Debt (R$ bn)	R$ 3,493.4	100.0%	R$ 3,438.5	100.0%	R$ 3,092.7	100.0%
Domestic	R$ 3,372.0	96.5%	R$ 3,311.4	96.3%	R$ 2,961.4	95.8%
Fixed-rate	R$ 1,228.2	35.2%	R$ 1,190.5	34.6%	R$ 1,112.0	36.0%
Inflation-linked	R$ 1,036.0	29.7%	R$ 1,030.4	30.0%	R$ 984.5	31.8%
Selic rate	R$ 1,104.0	31.6%	R$ 1,086.5	31.6%	R$ 860.0	27.8%
FX	R$ 125.2	3.6%	R$ 131.1	3.8%	R$ 136.1	4.4%
Others	-	-	-	-	-	-
External (R$ bn)	R$ 121.4	3.5%	R$ 127.1	3.7%	R$ 131.2	4.2%
Maturity Profile
Average Maturity (years)	4.3		4.4		4.6
Maturing in 12 months (R$ bn)	R$593.7		R$584.3		R$536.3
Maturing in 12 months (%)	17.0%		17.0%		17.3%

Source: National Treasury

External Public Debt

Securities Offerings in 2017

On October 3, 2017, Brazil issued US$3.0 billion of its 4.625% Global Notes due 2028.

Regional Public Debt (State and Municipal)

Special Recovery Regime

The Special Recovery Regime is a regulation aimed at helping states facing serious fiscal imbalances. On December 20, 2017, Rio Grande do Sul filed to join the regime. There are still many stages before the State is allowed to join the Special Recovery Regime.

Federal Government Guarantees

In 2017, the Federal Government paid a total of R$4.1 billion in liabilities incurred by states and municipalities. The Federal Government has recovered 24.7% of this amount via enforcement of collateral. The outstanding recoverable amount in 2017 (R$3.1 billion) refers to installments defaulted by the State of Rio de Janeiro.

Rating Agencies

In January 2018, Standard & Poor’s lowered Brazil’s long-term foreign currency sovereign credit rating from BB to BB- with a stable outlook.